UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25



                           NOTIFICATION OF LATE FILING
                                -----------------

                                SEC. FILE NUMBER
                                    333-31238

(Check One):   [x] Form 10-K and Form 10-KSB     [ ] Form 20-F     0-15382
               [ ] Form 11-K     [ ] Form 10-Q and Form 10-QSB     -------
               [ ] Form N-SAR


For Year Ended: October 31, 2005

Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

---------------------------------------------

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Superclick, Inc.

Former Name if Applicable: Not applicable

Address of Principal Executive Office: 11995 El Camino Real, Suite 301

City, State and Zip Code: San Diego, CA 92130

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-KSB Annual Report for the year ended October 31, 2005 because all the information required for the report have not been completed It is anticipated that the Form 10-KSB Annual Report, along with the audited financial statements, will be filed on or before the 15th calendar day following the prescribed due date of the Registrant's Form 10-KSB as specified by Rule 12b-25(b)(ii).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      JEAN PERROTTI
      (Name)

      (514) 847-0333
      (Area Code and Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, No identify report(s).
      [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      [x] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

                                Superclick, Inc.
                         ------------------------------
                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

      Date: January 31, 2006             SUPERCLICK, INC.

                                         By: /s/ Jean Perrotti
                                         ---------------------
                                         Jean Perrotti
                                         Chief Financial Officer and Principal
                                         Accounting Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.